American Realty Funds Corporation501 S. Euclid AvenueBay City, Michigan 48706800-613-3250

May 2, 2011

Ms. Sandra Hunter

Mr. Eric McPheeMr. Dan Gordon

Mr. Tom Kluck Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         American Realty Funds Corporation

Amendment No. 4 to Registration Statement on Form S-11

Dear Ms. Hunter and Messrs. McPhee, Gordon and Kluck:

Set forth below are the Company’s responses to written comments provided to the Company by the staff of the Commission (the “Staff”) on May 2, 2011. The Company has filed Amendment No 5 to the registration statement originally filed on December 1, 2010 on Form S-11 to reflect each of the responses.

Management, page 30

1.

We note your response to comment 2 of our letter dated April 11, 2011, in which you have revised your disclosure. We note that the table on page 30 which sets forth the positions of your officers and directors does not identify Mr. Wilson as the Chief Financial Officer. Please revise this table to list all positions held by each individual.

Response: We have revised the registration statement.

Properties, page 40

2.

We note you indicate on page 44 that in all but one of the land contracts you entered into, the purchasers did not have the entire 10% of the purchase price required to complete the transaction. We further note you indicate in footnote 10 on page 42 that the purchaser made a $3,830 down payment and that $3,800 of the down payment was made by the buyer. Please revise to clarify.

Response: We have revised the registration statement.

Customers, page 43

3.

Please revise the dollar amount of down payments made by borrowers which were borrowed from Diversified Lending Services, LLC to agree with the disclosure on pages 41 and 42.

Response: We have revised the registration statement.

We acknowledge that:

1.  The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

2.  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Joel I. WilsonJoel I. WilsonChief Executive Officer